Exhibit 99.11

Adevinta ASA (ADE) – Subscription by primary insider in the Rights Issue

Oslo, 8 November 2019

Reference is made to the ongoing rights issue in Adevinta ASA (the “Adevinta”).

Blommenholm Industrier AS, the owner of 7.9% of Adevinta’s shares, has subscribed for 348,007 new shares based on subscription rights granted in the rights issue, following which, Blommenholm owns 22 subscription rights. Upon issuance of the new shares, it will own a total number of 53,874,145 ordinary shares in Adevinta. All shares are subscribed at par value, NOK 0.20 per share.

This information is subject to disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.